Filed Pursuant to Rule 424(b)(3)

Registration No. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 16 DATED FEBRUARY 3, 2011

TO THE PROSPECTUS DATED APRIL 22, 2010

    This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 22, 2010, as supplemented by supplement no. 15 dated January 5, 2011. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the closing of a portfolio loan;

•	the acquisition of two three-story office buildings totaling 233,836 rentable square feet in Sacramento, California;

•	the acquisition of a 15-story office building containing 288,458 rentable square feet in Minnetonka, Minnesota; and

•	the probable acquisition of a portfolio of four warehouse properties totaling 1,644,480 rentable square feet in Pennsylvania.

Portfolio Loan

    On January 28, 2011, we, through indirect wholly owned subsidiaries (the “Borrowers”), entered into a five-year portfolio loan with Wells Fargo Bank, N.A. (the “Lender”) dated January 27, 2011 for an amount up to $360.0 million (the “Portfolio Loan”). As of January 28, 2011, $233.6 million had been disbursed to the Borrowers with the remaining loan balance of $126.4 million (the “Holdback”) available for future disbursements, subject to certain conditions set forth in the loan agreement. In addition, in the event of tenant expansions meeting requirements set forth in the loan agreement, the principal amount of the Portfolio Loan may be increased to $372.0 million. We incurred approximately $1.5 million in net loan costs in conjunction with the initial funding of the Portfolio Loan. The initial maturity date of the Portfolio Loan is January 27, 2016, with two one-year extension options, subject to the satisfaction of certain conditions by the Borrowers. The Portfolio Loan bears interest at a floating rate of 215 basis points over one-month LIBOR during the initial term of the loan, 240 basis points over one-month LIBOR during the first extension period of the loan and 265 basis points over one-month LIBOR during the second extension period of the loan. Monthly payments are interest only with the entire principal amount due at maturity, assuming no prior prepayment. The Borrowers may, upon no less than three business days’ notice to the Lender, prepay all or a portion of the Portfolio Loan, subject to possible exit fees. Any prepayment made on or after October 27, 2015 will not be subject to a prepayment fee.

    On January 31, 2011, we entered into the following interest rate swap agreements with the Lender:

Derivative Instruments	Effective Date	Maturity Date	Notional Value	Reference Rate
Interest Rate Swap	02/01/11	02/01/14	$80,150,000	One-month LIBOR/ Fixed at 1.2875%
Interest Rate Swap	02/01/11	02/01/15	8,400,000	One-month LIBOR/ Fixed at 1.75%
Interest Rate Swap	02/01/11	01/01/16	56,150,000	One-month LIBOR/ Fixed at 2.155%

    These swap agreements, along with an existing $69.0 million swap agreement, effectively fix the interest rate on $213.7 million of the outstanding loan balance at 3.89%. The effective interest rate on the swapped portions of the Portfolio Loan will change upon the maturity of the respective interest rate swap agreements. In addition, we may enter into future interest rate swap agreements on portions of the Portfolio Loan that are not currently subject to a swap agreement.

    In connection with the closing of the Portfolio Loan, we consolidated into the Portfolio Loan, a portfolio bridge loan with an outstanding balance of $40.6 million and a mortgage loan secured by National City Tower with an outstanding principal balance of $69.0 million. The $233.6 million outstanding under the Portfolio Loan reflects the consolidated loans. We also expect to repay in full, using amounts available under the Holdback, a $16.9 million mortgage loan secured by Torrey Reserve West upon its maturity on March 10, 2011. We expect to use the remaining proceeds from the Portfolio Loan for future acquisitions and liquidity needs. There can be no assurance that we will meet the conditions for disbursements under the Holdback.

    The Portfolio Loan is secured by Hartman II Business Center, Plano Business Park, Horizon Tech Center, Dallas Cowboys Distribution Center, Crescent VIII, National City Tower, Granite Tower, Gateway Corporate Center and in the future, the Portfolio Loan may be secured by certain additional real estate properties currently owned by us or which may be acquired by us, subject to certain terms of the loan agreement. KBS REIT Properties II, LLC (“REIT Properties II”) is providing a limited guaranty of the repayment of the entire amount due under the Portfolio Loan upon the occurrence of a bankruptcy or insolvency of any of the Borrowers. It also is guaranteeing the repayment of all losses, costs and other expenses incurred by the Lender as a result of (i) certain material misrepresentations or other acts of bad faith by us, REIT Properties II, any of their affiliates or any of the Borrowers, (ii) the violation of certain other covenants of the Borrowers contained in the loan agreement or (iii) the Lender being prevented from obtaining or applying insurance proceeds in connection with Granite Tower due to the provisions of the Granite Tower condominium declaration. REIT Properties II is an indirect wholly owned subsidiary of us and indirectly wholly owns all of our properties.

Acquisition of Gateway Corporate Center

    On January 26, 2011, we, through an indirect wholly owned subsidiary, acquired two three-story office buildings totaling 233,836 rentable square feet located on approximately 13.3 total acres of land in Sacramento, California (“Gateway Corporate Center”). The seller is not affiliated with us or our advisor. The total contractual purchase price of Gateway Corporate Center was approximately $47.4 million plus closing costs. We initially funded the purchase of Gateway Corporate Center with proceeds from this offering and subsequently placed financing of $26.3 million on Gateway Corporate Center. See “Portfolio Loan” above.

    Gateway Corporate Center buildings are located at 180 and 160 Promenade Circle in Sacramento, California and were built in 2008 and 2009, respectively. Currently, Gateway Corporate Center is 91% leased to 13 tenants. None of the tenants in this property represents more than 10% of our portfolio’s annualized base rent.

Acquisition of 601 Tower at Carlson Center

    On February 3, 2011, we, through an indirect wholly owned subsidiary, acquired a 15-story office building containing 288,458 rentable square feet located on approximately 2.3 acres of land within the Carlson Center office park in Minnetonka, Minnesota (“601 Tower at Carlson Center”). The seller is not affiliated with us or our advisor. The contractual purchase price of 601 Tower at Carlson Center is approximately $54.4 million plus closing costs. We funded the purchase of 601 Tower at Carlson Center with proceeds from this offering but may later place mortgage debt on the property.

    Located at 601 Carlson Parkway in Minnetonka, Minnesota, 601 Tower at Carlson Center was built in 1989 and is currently 90% leased to 42 tenants. None of the tenants of 601 Tower at Carlson Center would represent more than 10% of our portfolio’s annualized base rent.

Probable Acquisition of I-81 Industrial Portfolio

    On January 19, 2011, we, through an indirect wholly owned subsidiary, entered into a purchase agreement to acquire a portfolio of four warehouse properties totaling 1,644,480 rentable square feet (the “I-81 Industrial Portfolio”). The four properties encompass 133.4 acres of land and are located in Pennsylvania. The seller is not affiliated with us or our advisor. The contractual purchase price of the I-81 Industrial Portfolio is approximately $90.0 million plus closing costs. We intend to fund the purchase of the I-81 Industrial Portfolio with proceeds from a mortgage loan from an unaffiliated lender and proceeds from this offering. Pursuant to the purchase agreement, we would be obligated to purchase the property only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $2.0 million of earnest money.

    Currently, the I-81 Industrial Portfolio is 100% leased to seven tenants. None of the tenants in the I-81 Industrial Portfolio would represent more than 10% of our portfolio’s annualized base rent.

2